Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

CONNECTED TRANSACTIONS

PROPERTY AND LAND LEASES

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of connected transactions of the Company, on 28 December 2022 (after trading hours), the Company renewed the Property and Land Lease Framework Agreement with CSAH for a term of three years commencing from 1 January 2023 to 31 December 2025.

As the applicable percentage ratios (other than the profits ratio) for the Value of the Right-of-use Asset in respect of the transactions contemplated under the Property and Land Lease Framework Agreement (on a stand-alone basis and after aggregation with the Asset Lease Agreement) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Property and Land Lease Framework Agreement are only subject to the reporting, announcement and annual review requirements and are exempt from the shareholders’ approval requirement under the Listing Rules.

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of connected transactions of the Company, on 28 December 2022 (after trading hours), the Company renewed the Property and Land Lease Framework Agreement with CSAH for a term of three years commencing from 1 January 2023 to 31 December 2025.

1. PROPERTY AND LAND LEASE FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 30 December 2019 in relation to the Existing Property and Land Lease Framework Agreement.

As the Existing Property and Land Lease Framework Agreement shall soon expire by the end of 2022 and the transactions contemplated under the Existing Property and Land Lease Framework Agreement shall continue to be entered into, the Company and CSAH have entered into the new Property and Land Lease Framework Agreement on 28 December 2022 (after trading hours) relating to the renewal of the Existing Property and Land Lease Framework Agreement to enter into the property and land leases transactions contemplated thereunder for the lease term from 1 January 2023 to 31 December 2025.

Subject Matter

Pursuant to the Property and Land Lease Framework Agreement, CSAH agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The details of which are set out in the tables below:

(i) Properties, Facilities and Other Infrastructure Leased by CSAH or its subsidiaries (excluding the Company) to the Company

Location	Quantity	Use	Aggregate floor area (square meter)	Aggregate annual rental (RMB ’0,000)
Properties
Beijing	3	Transportation	15,631.63	2,175.04
Shenyang	25	Factory, office, garage, hanger and others	62,396.52	1,064.54
Dalian	16	Office, pump house, drainage, dormitory and others	40,736.77	1,333.49
Chaoyang	1	Living	461.13	3.43
Harbin	22	Office, warehouse, factory and others	31,430.60	427.60
Changchun	6	Canteen and office	7,062.60	64.50
Jilin	1	Commercial service	653.49	25.88
Urumqi	8	Workshop, office, duty office, warehouse and ticket office	6,790.68	100.15
Bishkek	1	Residential	534.10	19.23
Facilities and other infrastructure
Harbin	57	Structures (e.g. drainage, heating, septic tank and others)	—	16.57
Dalian	10	Structures (e.g. running water, bridge and others)	—	39.45

(ii) Lands Leased by CSAH or its subsidiaries (excluding the Company) to the Company

Location	Quantity	Use	Aggregate site area (square meter)	Aggregate annual rental (RMB ‘0,000)
Shenyang	9	Transportation and scientific research & design	138,929.05	611.23
Dalian	1	Other commercial service	14,403.40	139.65
Chaoyang	1	Transportation	31,226.67	44.97
Harbin	8	Civil aviation, office, education and Government agencies & organizations	255,761.20	1,739.89
Changchun	2	Commercial and aviation	46,056.35	335.63
Urumqi	13	Transportation and industrial	540,081.81	2,397.96

Annual Rental

In respect of the annual rental for the property and land to be leased pursuant to the Property and Land Lease Framework Agreement stated in the tables above, CSAH has engaged Shenzhen Shilian Land Appraisal Co., Limited (深圳市世聯土地房地產評估有限公司) to conduct rental assessments of the list of properties, facilities, infrastructure and lands contemplated under the Property and Land Lease Framework Agreement and to provide the Rental Assessment Results, taking into account the prevailing market rental for properties, facilities, infrastructure and lands located at similar locations. The annual rental is determined after arm’s length negotiation between the parties, based on the fair market rental of the relevant properties, facilities, infrastructure and lands and adjusted with reference to the Rental Assessment Results. In addition, CSAH agreed that the annual rental shall not be higher than the prevailing market rental for properties, facilities, infrastructure and lands located at similar locations. The annual rental will be payable in June of the respective year and will be funded by the internal resources of the Company. In addition, the list and scope of the properties, facilities, infrastructure and lands contemplated under the Property and Land Lease Framework Agreement have been reviewed by the Company based on the actual leasing requirement.

Historical Figures and Value of the Right-of-use Asset

As disclosed in the announcement of the Company dated 30 December 2019, the maximum annual aggregate amount of rent payable by the Company to CSAH under the Existing Property and Land Lease Framework Agreement for each of the three years ending 31 December 2022 is RMB96.78 million.

The actual annual rental paid to CSAH by the Company under the Existing Property and Land Lease Framework Agreement for the two years ended 31 December 2021 and the 11 months ended 30 November 2022 are as follows:

Historical Rental for	For the year ended 31 December		For the 11 months ended 30 November
	2020	2021	2022 (unaudited)
The Existing Property and Land Lease Framework Agreement	RMB86,990,000	RMB87,660,000	RMB87,350,000

The annual aggregate amount of rent payable by the Company to CSAH under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2023, 2024 and 2025 is RMB105.40 million, which was determined with reference to the Rental Assessment Results.

The Group firstly adopted IFRS 16—“Leases” as at 1 January 2019, which forms part of the financial reporting standards applicable to the Group. Based on IFRS 16, which is the latest applicable financial reporting standard, each of the Proposed Transactions should be classified as a one-off connected transaction of the Company. According to IFRS 16, the Group, as the lessee, shall recognise a lease as a right-of-use asset and a lease liability in the consolidated statement of financial position of the Group. As such, each of the Proposed Transactions should be regarded as an acquisition of asset under the definition of transaction set out in rule 14.04(1)(a) of the Listing Rules. The aggregate value of the right-of-use asset recognised under the Proposed Transaction is RMB281,086,012.70 (the “Value of the Right-of-use Asset”). The aggregate amount of lease liability recognised under the Proposed Transactions shall be the same as the Value of the Right- of-use Asset recognised. The Value of the Right-of-use Asset will be amortised over the lease period.

Reasons for and the Benefits of Entering into the Property and Land Lease Framework Agreement

The Company has expanded its civil aviation business to locations where the lands and buildings, facilities and other infrastructure under the Property and Land Lease Framework Agreement are situated at since November 2004. The purchase and/or transfer of such buildings, facilities, infrastructure and the land use rights will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the renewal of the Property and Land Lease Framework Agreement allows the Company to continue to use those buildings, facilities and infrastructure to operate its expanded civil aviation business at rents not higher than the prevailing market rates for similar buildings, facilities, infrastructure and lands at similar locations. As these buildings, facilities, infrastructure and lands are necessary for the business operation of the Company, it is necessary for the Company to enter into the Property and Land Lease Framework Agreement in terms of continuing long-term cooperation with CSAH and the convenience of accessing these buildings, facilities, infrastructure and lands.

4. LISTING RULES IMPLICATIONS

CSAH is the controlling shareholder of the Company, directly and indirectly holding approximately 66.52% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. Therefore, the transactions contemplated under the Property and Land Lease Framework Agreement constitute connected transactions for the Company under the Listing Rules.

The Board (including the independent non-executive Directors) considers that the terms of the Property and Land Lease Framework Agreement and the annual cap in respect thereof are fair and reasonable and are entered into on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Group and its Shareholders as a whole.

As previously announced on 21 December 2020, the Company and CSAH entered into a new Asset Lease Agreement, pursuant to which CSAH continued to lease to the Company (i) certain properties located in various cities such as Nanyang, Wuhan, Changsha, Beijing, Urumqi, Guangzhou and Zhanjiang, parking lots and equipment assets; and (ii) certain lands located in Nanyang, Wuhan, Guangzhou and Zhanjiang for the term of three years from 1 January 2021 to 31 December 2023. Pursuant to rule 14A.81 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Property and Land Lease Framework Agreement shall be aggregated with the Asset Lease Agreement.

As the applicable percentage ratios (other than the profits ratio) for the Value of the Right-of-use Asset in respect of the transactions contemplated under the Property and Land Lease Framework Agreement (on a stand-alone basis and after aggregation with the Asset Lease Agreement) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Property and Land Lease Framework Agreement are only subject to the reporting, announcement and annual review requirements and are exempt from the shareholders’ approval requirement under the Listing Rules.

Among the seven Directors, three connected Directors, Mr. Ma Xu Lun, Mr. Han Wen Sheng and Mr. Luo Lai Jun were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Property and Land Lease Framework Agreement and the transactions contemplated thereunder. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

5. GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH is operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments.

6. DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Asset Lease Agreement”	the asset lease agreement dated 21 December 2020 entered into between the Company and CSAH for a term of three years from 1 January 2021 to 31 December 2023

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Existing Property and Land Lease Framework Agreement”	the property and land lease framework agreement dated 30 December 2019 entered into between the Company and CSAH for a term of three years from 1 January 2020 to 31 December 2022

“Group”	the Company and its subsidiaries

“IFRS 16”	the International Financial Reporting Standard 16 issued by the International Accounting Standards Board, set out the principles for the recognition, measurement, presentation and disclosure of leases

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Property and Land Lease Framework Agreement”	the property and land lease framework agreement dated 28 December 2022 entered into between the Company and CSAH for a term of three years from 1 January 2023 to 31 December 2025

“Proposed Transactions”	the proposed lease transactions contemplated under the Property and Land Lease Framework Agreement whereby the Company would (i) lease certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company

“Rental Assessment Results”	the results of the rental assessment of the list of properties, facilities, infrastructure and lands contemplated under the Property and Land Lease Framework Agreement conducted by Shenzhen Shilian Land Appraisal Co., Limited (深圳市世聯土地房地產評估有限公司) dated 31 October 2022

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 December 2022

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.